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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 4)*

                          AG-BAG INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001077106
           -----------------------------------------------------------
                                 (CUSIP Number)
           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 6, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)
                              (Page 1 of 11 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



                                  SCHEDULE 13D

--------------------------                    ----------------------------------
CUSIP NO. 001077106                             PAGE 2 OF 11 PAGES
--------------------------                    ----------------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                                                      Not Applicable
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                          ---
     REPORTING     ------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                          ---

                   -------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      ---

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   ---

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.0

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP NO. 001077106                             PAGE 3 OF 11 PAGES
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund II, L.P.
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                                                      Not Applicable
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                          ---
     REPORTING     ------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                          ---

                   -------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      ---

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   ---

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.0

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP NO. 001077106                             PAGE 4 OF 11 PAGES
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       High View Capital Corporation
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                                                      Not Applicable
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                          ---
     REPORTING     ------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                          ---

                   -------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      ---

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   ---

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.0

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP NO. 001077106                             PAGE 5 OF 11 PAGES
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                                                      Not Applicable
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                   The Cayman Islands
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                          ---
     REPORTING     ------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                          ---

                   -------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      ---

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   ---

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.0

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            OO
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP NO. 001077106                             PAGE 6 OF 11 PAGES
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                        High View Asset Management Corporation
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                                                      Not Applicable
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                          ---
     REPORTING     ------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                          ---

                   -------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      ---

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   ---

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.0

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            CO
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP NO. 001077106                             PAGE 7 OF 11 PAGES
--------------------------                    ----------------------------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Ernest P. Werlin
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                                                      Not Applicable
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                          ---
     REPORTING     ------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                          ---

                   -------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      ---

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   ---

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.0

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
--------------------------------------------------------------------------------

--------------------------                    ----------------------------------
CUSIP NO. 001077106                             PAGE 8 OF 11 PAGES
--------------------------                    ----------------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Peter J. Powers
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [x]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

                                                      Not Applicable
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         U.S. Citizen
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                        ---
     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
        EACH                                                          ---
     REPORTING     ------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                                                          ---

                   -------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                      ---

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   ---

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.0

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
--------------------------------------------------------------------------------

                                                              Page 9 of 11 Pages

                          AG-BAG INTERNATIONAL LIMITED
                              (CUSIP NO. 001077106)

        This Amendment No. 4 on Schedule 13D ("Amendment No. 4") relates to the statement on Schedule 13D filed on August 20, 1997 and amended on August 25, 1997, October 20, 1997 and February 6, 1998 ("Amended Schedule 13D") and filed on behalf of the following reporting persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): The High View Fund, L.P., The High View Fund II, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin and Peter J. Powers. Amendment No. 4 is being filed to reflect (i) certain dispositions in securities of the Issuer by certain of the Reporting Persons and (ii) that as a result of (i), as of April 6, 1998, none of the Reporting Persons holds any beneficial shares or any percentage whatsoever of Common Stock and none of the Reporting Persons may be deemed to be subject to the reporting requirements of Section 13 in connection with the Issuer. Any capitalized term used herein and not otherwise defined, shall have the meaning ascribed to it in Amended Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

Item 2 of Amended Schedule 13D is amended by replacing the second paragraph on page 10 with the following:

               Each of the Delaware Fund, the Cayman Fund, Ernest P. Werlin and Fund II is making this filing because each of them has disposed of shares of Common Stock for which each had sole voting power. In addition, because of the relationships described above, Mr. Werlin could be deemed to have beneficial ownership for purpose of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of the shares of Common Stock, if any, that are held by each of the Delaware Fund, the Cayman Fund and Fund II. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 2 of Amended Schedule 13D is amended further by replacing the paragraph beginning "Each of Mr. Powers and HVCC" with the following:

               Each of Mr. Powers and HVCC is making this filing because, due to the relationship between each of Mr. Powers and HVCC and (i) the Delaware Fund and (ii) Fund II, as described above, each could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock, if any, held by the Delaware Fund and Fund II. Each of Mr. Powers and HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 2 of Amended Schedule 13D is amended further by replacing the paragraph beginning "HVAM is making" with the following:

               HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock, if any, held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 2 of Amended Schedule 13D is amended further by replacing the last paragraph of that item with the following paragraph:

        The Delaware Fund, Fund II, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers are making a group filing because, due to the relationships between and among the Reporting Persons as described in Item 2 of Amended Schedule 13D and as amended herein, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of such persons disclaims beneficial ownership of the shares of Common Stock, if any, held by any other person and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Amended Schedule 13D is amended by adding the following sentence to the first paragraph:

        In open market transactions over the period from April 1 - April 6, 1998, the Delaware Fund disposed of 679,086 shares of Common Stock for a total price of $310,283.70, and Fund II disposed of 104,880 shares of Common Stock for a total price of $47,911.

Item 3 of Amended Schedule 13D is amended further by adding the following sentence to the second paragraph:

        In open market transactions over the period from April 1 - April 6, 1998, the Cayman Fund disposed of 413,200 shares of Common Stock for a total price of $188,800.

                                                             Page 10 of 11 Pages

Item 3 of Amended Schedule 13D is amended further by adding the following sentence to the third paragraph:

        In an open market transaction on April 6, 1998, Ernest P. Werlin disposed of 245,250 shares of Common Stock for a total price of $110,362.50.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of Amended Schedule 13D is amended by replacing the entire paragraph therein with the following paragraph:

        Each of the Delaware Fund, Fund II, the Cayman Fund, and Mr. Werlin no longer holds any shares of Common Stock to which this statement on Schedule 13D relates. Each of the Delaware Fund, Fund II, the Cayman Fund and Mr. Werlin disposed of its or his respective shares of Common Stock, as described in Item 3 and to which this statement on Schedule 13D relates, for purposes of its or his investment objectives. At present, neither the Delaware Fund, Fund II, the Cayman Fund, nor Mr. Werlin has any plans to purchase shares of Common Stock. Except as disclosed in this Item 4, neither the Delaware Fund, Fund II, the Cayman Fund, nor Mr. Werlin has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amended Schedule 13D is amended by replacing parts (a) - (b) with the following:

               As of April 6, 1998, Neither the Delaware Fund, Fund II, the Cayman Fund, nor Mr. Werlin beneficially holds any shares of Common Stock, and none of the Reporting Persons may be deemed to the beneficial owner of any shares of Common Stock for purposes of Section 13 or for any other purpose.

Item 5 of Amended Schedule 13 is amended further by adding the following paragraph to part (c):

               In open market transactions on April 1, 1998, the Delaware Fund disposed of 85,000 shares of Common Stock, Fund II disposed of 13,000 shares of Common Stock, and the Cayman Fund disposed of 52,000 shares of Common Stock for $0.50 per share. In open market transactions on April 6, 1998, the Delaware Fund disposed of 585,586 shares of Common Stock, Fund II disposed of 90,580 shares of Common Stock, the Cayman Fund disposed of 356,000 shares of Common Stock, and Mr. Werlin disposed of 245,250 shares of Common Stock for $0.45 per share. In additional open market transactions on April 6, 1998, the Delaware Fund disposed of 8,500 shares of Common Stock, Fund II disposed of 1,300 shares of Common Stock, and the Cayman Fund disposed of 5,200 shares of Common Stock for $0.50 per share. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

Item 5 of Amended Schedule 13d is amended further by replacing part (e) thereunder as follows:

               As of April 6, 1998, neither any of the Reporting Persons nor the Group could be deemed to be the beneficial owner of more than five percent of the shares of Common Stock.

                                                             Page 11 of 11 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1998

                                         /s/ ERNEST P. WERLIN
                                         ---------------------------------------
                                         Ernest P. Werlin



                                         /s/ PETER J. POWERS
                                         ---------------------------------------
                                             Peter J. Powers


                                         THE HIGH VIEW FUND, L.P.

                                         By: High View Capital Corporation,
                                                its general partner


                                         By: /s/ ERNEST P. WERLIN
                                         ---------------------------------------
                                             Ernest P. Werlin
                                             President


                                         THE HIGH VIEW FUND II, L.P.

                                         By: High View Capital Corporation,
                                                  its general partner


                                         By: /s/ ERNEST P. WERLIN
                                             -----------------------------------
                                             Ernest P. Werlin
                                             President


                                         HIGH VIEW CAPITAL CORPORATION


                                         By: /s/ ERNEST P. WERLIN
                                             -----------------------------------
                                             Ernest P. Werlin
                                             President


                                         THE HIGH VIEW FUND

                                         By: /s/ RHONDA D. McDEIGAN-ELDRIDGE
                                             -----------------------------------
                                             Rhonda D. McDeigan-Eldridge
                                             Director


                                         HIGH VIEW ASSET MANAGEMENT CORPORATION

                                         By: /s/ ERNEST P. WERLIN
                                             -----------------------------------
                                             Ernest P. Werlin
                                             President